Filed Pursuant to Rule 424(b)(3)
Registration No. 333-215274

COLE CREDIT PROPERTY TRUST V, INC.
SUPPLEMENT NO. 9 DATED NOVEMBER 7, 2018
TO THE PROSPECTUS DATED APRIL 26, 2018
This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust V, Inc. dated April 26, 2018, Supplement No. 6 dated August 24, 2018, which superseded and replaced all previous supplements to the prospectus, Supplement No. 7 dated September 10, 2018, and Supplement No. 8 dated October 5, 2018. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the follow-on offering of shares of Cole Credit Property Trust V, Inc.; and
(2)	recent real property investments.

OPERATING INFORMATION
Status of Our Follow-On Offering
The registration statement for our follow-on offering of $1,500,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission on August 1, 2017. Of these shares, we are offering up to $1,200,000,000 in shares of common stock pursuant to the primary portion of our follow-on offering, consisting of two classes of shares: $660,000,000 in shares of Class A common stock (Class A shares) and $540,000,000 in shares of Class T common stock (Class T shares). We are also offering up to $300,000,000 in shares pursuant to the distribution reinvestment plan portion of our follow-on offering. We reserve the right to reallocate shares offered among the classes of shares and between our primary offering and our distribution reinvestment plan.
During the month of October 2018, we accepted investors’ subscriptions for, and issued, a total of approximately 121,000 shares of our common stock in our follow-on offering, resulting in gross proceeds to us of approximately $2.8 million, consisting of approximately 77,000 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $1.8 million ($1.4 million in Class A shares and $441,000 in Class T shares), and approximately 44,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $976,000. As of October 31, 2018, we had accepted investors’ subscriptions for, and issued, a total of approximately 2.5 million shares of our common stock in our follow-on offering, resulting in gross proceeds to us of approximately $62.7 million ($41.3 million in Class A shares and $21.4 million in Class T shares; including shares issued pursuant to our distribution reinvestment plan). As of October 31, 2018, approximately $1.4 billion in shares of our common stock remained available for sale in our follow-on offering. Combined with our initial public offering, we have issued a total of approximately 17.9 million shares of our common stock in our initial offering and our follow-on offering, resulting in gross proceeds to us of approximately $447.6 million ($400.9 million in Class A shares and $46.7 million in Class T shares; including shares issued pursuant to our distribution reinvestment plan) as of October 31, 2018.
We will offer shares of our common stock pursuant to the follow-on offering until August 1, 2019, unless our board of directors terminates this offering at an earlier date or all shares being offered have been sold. If all of the shares we are offering have not been sold by August 1, 2019, we may extend this offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of the offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. This offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.

PROSPECTUS UPDATES
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary — Description of Real Estate Assets” beginning on page 14 of the prospectus and the section of our prospectus captioned “Investment Objectives and Policies — Real Property Acquisitions” beginning on page 111 of the prospectus, and describes activity that occurred subsequent to the activity as of August 6, 2018 previously disclosed in our prospectus, as supplemented.
As of October 31, 2018, we, through separate wholly-owned limited liability companies and limited partnerships, owned 141 properties, acquired for an aggregate purchase price of $687.5 million, located in 33 states, consisting of nine anchored shopping centers and 132 retail properties, comprising an aggregate of approximately 3.5 million gross rentable square feet of commercial space, including square feet of buildings that are on land subject to ground leases. We acquired one property between August 7, 2018 and October 31, 2018. In general, our properties are acquired through the use of proceeds from our public offerings and debt borrowings.

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